Skyline Builders Group Holding Limited

Office A, 15/F, Tower A, Capital Tower,

No. 38 Wai Yip Street, Kowloon Bay, Hong Kong

December 08, 2025

VIA EDGAR & TELECOPY

Attn: Stacie Gorman

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Skyline Builders Group Holding Limited (the “Company”)
Registration Statement on Form F-1
(File No. 333-291550) (the “Registration Statement”)

Dear Ms. Gorman:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 5:00 p.m. on December 09, 2025, or as soon thereafter as practicable.

The Company hereby acknowledges that:

●	Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

●	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

●	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461 of Regulation C. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Loeb & Loeb LLP.

[Signature page follows]

Very truly yours,

Skyline Builders Group Holding Limited

By:	/s/ Ngo Chiu Lam
Name:	Ngo Chiu, LAM
Title:	Chairman of the Board, Chief Executive Officer and Director